

Vantage (Rendering)
South San Francisco, CA

Healthpeak
PROPERTIES

Investor Presentation

November 2022

Disclaimers

This Healthpeak Properties, Inc. (the "Company") presentation is solely for your information, is subject to change and speaks only as of the date hereof. This presentation is not complete and is only a summary of the more detailed information included elsewhere, including in our Securities and Exchange Commission ("SEC") filings. No representation or warranty, express or implied, is made and you should not place undue reliance on the accuracy, fairness or completeness of the information presented.

Forward-Looking Statements

Statements contained in this presentation that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof.

Examples of forward-looking statements include, among other things, (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, transitions, developments, redevelopments, densifications, joint venture transactions, leasing activity and commitments, capital recycling plans, financing activities, or other transactions; (ii) development, densification and land bank opportunities; (iii) outlooks related to life science, medical office and CCRCs; and (iv) potential capital sources and uses. You should not place undue reliance on these forward-looking statements. Pending acquisitions, dispositions, joint venture transactions, leasing activity, and financing activity, including those that are subject to binding agreements, remain subject to closing conditions and may not close within the anticipated timeframes or at all. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this presentation, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: epidemics, pandemics or other infectious diseases, including Covid, and health and safety measures intended to reduce their spread, and how quickly and to what extent normal economic and operating conditions can resume within the markets in which we operate; the ability of our existing and future tenants, operators and borrowers to conduct their respective businesses in a manner sufficient to maintain or increase their revenues and manage their expenses in order to generate sufficient income to make rent and loan payments to us and our ability to recover investments made, if applicable, in their operations; increased competition, operating costs and market changes affecting our tenants, operators and borrowers; the financial condition of our tenants, operators and borrowers, including potential bankruptcies and downturns in their businesses, and their legal and regulatory proceedings; our concentration of real estate investments in the healthcare property sector, which makes us more vulnerable to a downturn in a specific sector than if we invested in multiple industries and exposes us to the risks inherent in illiquid investments; our ability to identify and secure replacement tenants and operators and the potential renovation costs and regulatory approvals associated therewith; our property development, redevelopment and tenant improvement activity risks, including project abandonments, project delays and lower profits than expected; changes within the life science industry; high levels of regulation, funding requirements, expense and uncertainty faced by our life science tenants; the ability of the hospitals on whose campuses our medical office buildings ("MOBs") are located and their affiliated healthcare systems to remain competitive or financially viable; our ability to maintain or expand our hospital and health system client relationships; operational risks associated with third party management contracts, including the additional regulation and liabilities of our RIDEA lease structures; economic and other conditions that negatively affect geographic areas from which we recognize a greater percentage of our revenue; uninsured or underinsured losses, which could result in significant losses and/or performance declines by us or our tenants and operators; our investments in joint ventures and unconsolidated entities, including our lack of sole decision making authority and our reliance on our partners' financial condition and continued cooperation; our use of fixed rent escalators, contingent rent provisions and/or rent escalators based on the Consumer Price Index; competition for suitable healthcare properties to grow our investment portfolio; our ability to foreclose on collateral securing our real estate-related loans; our ability to make material acquisitions and successfully integrate them; the potential impact on us and our tenants, operators and borrowers from litigation matters, including rising liability and insurance costs; an increase in our borrowing costs, including due to higher interest rates; the availability of external capital on acceptable terms or at all, including due to rising interest rates, changes in our credit ratings and the value of our common stock, volatility or uncertainty in the capital markets, and other factors; cash available for distribution to stockholders and our ability to make dividend distributions at expected levels; our ability to manage our indebtedness level and covenants in and changes to the terms of such indebtedness; changes in global, national and local economic and other conditions; laws or regulations prohibiting eviction of our tenants; the failure of our tenants, operators and borrowers to comply with federal, state and local laws and regulations, including resident health and safety requirements, as well as licensure, certification and inspection requirements; required regulatory approvals to transfer our senior housing properties; compliance with the Americans with Disabilities Act and fire, safety and other regulations; the requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid; legislation to address federal government operations and administration decisions affecting the Centers for Medicare and Medicaid Services; our participation in the CARES Act Provider Relief Fund and other Covid-related stimulus and relief programs; provisions of Maryland law and our charter that could prevent a transaction that may otherwise be in the interest of our stockholders; environmental compliance costs and liabilities associated with our real estate investments; our ability to maintain our qualification as a real estate investment trust ("REIT"); changes to U.S. federal income tax laws, and potential deferred and contingent tax liabilities from corporate acquisitions; calculating non-REIT tax earnings and profits distributions; ownership limits in our charter that restrict ownership in our stock; the loss or limited availability of our key personnel; our reliance on information technology systems and the potential impact of system failures, disruptions or breaches; and other risks and uncertainties described from time to time in our SEC filings. Except as required by law, we do not undertake, and hereby disclaim, any obligation to update any forward-looking statements, which speak only as of the date on which they are made.

Calculations

The estimated yields included in this presentation are calculated by dividing projected cash net operating income (adjusting for the impact of upfront rental concessions) for the applicable properties by the aggregate purchase price or expected development costs, as applicable, for such properties. Newly acquired operating assets are generally considered stabilized at the earlier of lease up (typically when the tenant(s) control(s) the physical use of at least 80% of the space) or 12 months from the acquisition date. Newly completed developments are considered stabilized at the earlier of lease up or 24 months from the date the property is placed in service. Actual stabilized yields are calculated by dividing actual cash net operating income (adjusting for the impact of upfront rental concessions) by the aggregate purchase price or development costs, as applicable, for such properties.

The cash net operating income projections used in calculating the estimated yields included in this presentation are based on (i) information currently available to us, including, in connection with acquisitions, information made available to us by the seller in the diligence process, and (ii) certain assumptions applied by us related to anticipated occupancy, rental rates, property taxes and other expenses over a specified period of time in the future based on historical data and the Company's knowledge of and experience with the submarket. Accordingly, the estimated yields included in this presentation are inherently based on inexact projections that may be incorrect or imprecise and may change as a result of events or factors currently unknown to the Company. The actual yields for these properties may differ materially and adversely from the estimated yields discussed in this presentation based on numerous factors, including any difficulties achieving assumed occupancy and/or rental rates, development delays, unanticipated expenses not payable by a tenant, increases in the Company's financing costs, tenant defaults, the results of final purchase price allocations, as well as the risk factors set forth in the Company's Annual Report on Form 10-K for the year ended December 31, 2021 and its subsequent filings with the SEC. As such, we can provide no assurance that the yields for these properties will be consistent with the estimated yields set forth in this presentation.

Market and Industry Data

This presentation also includes market and industry data that the Company has obtained from market research, publicly available information and industry publications. The accuracy and completeness of such information are not guaranteed. Such data is often based on industry surveys and preparers' experience in the industry. Similarly, although Healthpeak believes that the surveys and market research that others have performed are reliable, such surveys and market research are subject to assumptions, estimates and other uncertainties and Healthpeak has not independently verified this information.

Non-GAAP Financial Measures

This presentation contains certain supplemental non-GAAP financial measures. While the Company believes that non-GAAP financial measures are helpful in evaluating its operating performance, the use of non-GAAP financial measures in this presentation should not be considered in isolation from, or as an alternative for, a measure of financial or operating performance as defined by GAAP. We caution you that there are inherent limitations associated with the use of each of these supplemental non-GAAP financial measures as an analytical tool. Additionally, the Company's computation of non-GAAP financial measures may not be comparable to those reported by other REITs. You can find reconciliations of the non-GAAP financial measures to the most directly comparable GAAP financial measures in the third quarter 2022 Discussion and Reconciliation of Non-GAAP Financial Measures available on our website.

Seasoned Leadership Team

Experienced Team | Fresh Perspective



Scott Brinker

President and Chief Executive Officer

Joined March 2018



Peter Scott

Chief Financial Officer

Joined February 2017



Tom Klaritch

Chief Operating Officer

Joined October 2003



Scott Bohn

Chief Development Officer & Co-Head of Life Science

Joined September 2012



Michael Dorris

Co-Head of Life Science

Joined May 2010



Adam Mabry

Chief Investment Officer

Joined June 2017



Shawn Johnston

Chief Accounting Officer

Joined August 2017



Lisa Alonso

Chief Human Resources Officer

Joined November 2014



Jeff Miller

General Counsel

Joined November 2018

High-Quality Portfolio Supported by Demographic Growth

Irreplaceable and differentiated real estate portfolio well-positioned to generate attractive earnings growth

Life Science

- ✓ 3 core markets - San Francisco, San Diego & Boston
- ✓ 99% occupancy
- ✓ 5.6% avg. same-store growth since 2015
- ✓ 26% mark-to-market opportunity

Medical Office

- ✓ 81% on-campus / 97% affiliated
- ✓ 24 million square feet
- ✓ 81% avg. tenant retention since 2015
- ✓ 2.8% avg. same-store growth since 2015

CCRC

- ✓ 15 campuses / 7,300 units
- ✓ No new competitive supply for over a decade
- ✓ 8-10 year average length of stay
- ✓ $20M - $40M potential NOI upside from occupancy and expense normalization



The Shore | Brisbane, CA



HealthOne Sky Ridge Medical Center | Denver, CO



Cypress Village CCRC | Jacksonville, FL

Long-term demographics support growth in our three primary asset classes: Life Science, Medical Office and CCRC

PEAK LS / MOB

Hospital

Healthpeak Trophy Campuses

Life Science

The Cove | 982K SF | 7 Properties


South San Francisco, CA

Oyster Point | 923K SF | 10 Properties


South San Francisco, CA

The Shore & Towers | 1.1M SF | 7 Properties


Brisbane, CA

Seaport Center | 643K SF | 15 Properties


Redwood City, CA

CambridgePark Drive | 449K SF | 3 Properties


Cambridge, MA

Hayden Research Center | 612K SF | 3 Properties


Lexington, MA

MOB

Medical City Dallas | 2.2M SF | 7 Properties


HCA | Dallas, TX

Swedish Medical Center | 610K SF | 6 Properties


Providence Health | Seattle, WA

Tristar Centennial | 837K SF | 9 Properties


HCA | Nashville, TN

Nine select campuses totaling 8.3M square feet represent ~$400M of Cash NOI(1)

Healthpeak® PROPERTIES

(1) 3Q22 annualized Cash NOI for stabilized assets. Cash NOI for in-process developments, redevelopments and Hayden Research Center based on projected stabilized Cash NOI. Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the non-GAAP financial measures used in this presentation can be found at http://ir.healthpeak.com/quarterly-results.

Proven Capital Allocation Track Record in South San Francisco

Development


Vantage (rendering)

Active & Completed SSF Projects

The Cove, The Shore, Nexus, Vantage

Years Developed	2015 – 2023
Total Project Costs	$2.1B
Stabilized Yield(1)	7.3%
Est. Value Creation(2)	Up to $1.5B

Redevelopment


Gateway Crossing

Major SSF Redevelopments

Gateway Crossing, Pointe Grand, Oyster Point

Years Redeveloped	2016 – 2023
Total Cost(3)	$300M
Cash on Cash Returns(4)	9% – 12%

Acquisitions


The Towers

Select SSF Acquisitions

The Towers, Shoreline, Vantage Ph II & III Land

Investments spanning the real estate continuum including:

- Stabilized assets: Shoreline Court
- Conversion & densification: The Towers
- Land: Vantage Phases II & III parcels

Established track record of creating value in South San Francisco

(1) See disclaimers on page 2 for a description of how we calculate stabilized yield.
(2) Value creation is defined as the undiscounted stabilized Cash NOI divided by current market cap rate less cost of development. Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the non-GAAP financial measures used in this presentation can be found at http://ir.healthpeak.com/quarterly-results.
(3) Includes PEAK share of historical incremental redevelopment costs for completed projects and expected incremental costs for active redevelopments as of 9/30/22.
(4) Projected stabilized cash-on-cash return on incremental capital invested typically ranges from 9.0% to 12.0% for Healhpeak redevelopments.

Multiple Potential Avenues of External Growth

Land Bank



Vista Sorrento | Sorrento Mesa, CA

Entitlement work is progressing

- *Vantage Phases II & III (SSF)*
- *West Cambridge (Alewife)*
- *Vista Sorrento (Sorrento Mesa)*

Densification



The Towers (Conceptual Rendering) | Brisbane, CA

Densify excess land in operating portfolio

- *The Towers (Brisbane)*
- *The Post (Waltham)*
- *Medical City Dallas*
- *CCRCs*

Redevelopment


9195 GRANT

Thornton MOB | Thornton, CO

Capture MTM opportunity

- *On-campus MOBs*
- *Pointe Grand*
- *Oyster Point*

Acquisitions


POST

The Post | Waltham, MA

Relationships and local scale drive opportunities

- *$6B of acquisitions since 2018*
  - *Timing and amount dependent on cost of capital and return expectations*

Attractive growth opportunities driven by our relationships, scale, and land bank – timing and amount dependent on cost of capital

Healthpeak
PROPERTIES

Biotech Industry & Tenant Overview

Long-Term Drivers of Life Science Demand

Aging Senior Population
(US 65+ in millions)


69
41
68% Growth
2.8% CAGR
2011
2030F

Logarithmic Decline in Genome Sequencing Cost
(US $)


$100M
$100,000,000
$1,000,000
$10,000
$100
$1
$8,000
94% Cost Reduction
$500
2001
2011
2021

Growing Global Drug Demand
(Global Pharmaceutical Drug Sales in $B)


$2,047
176% Growth
5.5% CAGR
$741
2011
2030F

With an aging population and massive drug research investment accelerating science, we expect a long-term virtuous cycle that will support ongoing demand for our real estate

Source: Stratodem, Evaluate Pharma, Precedence Research, BLS, CMS.gov, Genome.gov, Healthpayer Intelligence.

Biopharma Capital Raising and R&D Trends



$ in billions
$350
$300
$250
$200
$150
$100
$50
$0
$159
$196
$196
$302
$304
$250
2017 – 2021 Average: $231B
2017
2018
2019
2020
2021
3Q22 YTD Annualized
Public Biopharma R&D
NIH Funding
VC Funding
Secondary Equity
IPO

Despite a slowdown in public equity issuances, ~$250B of annualized 2022 funding remains above the 2017 – 2021 average

Sources: NIH Funding from NIH.gov; VC Funding, Secondary Equity and IPO from Dealforma; Public Biopharma R&D from public disclosures sourced from CapitalIQ.

Recent Tenant Capital Raises

Tenant	PEAK Stats[1]	Transaction	Tenant	PEAK Stats[1]	Transaction
Denali Therapeutics	The Cove, SSF 148K sq.ft. / $11M ABR	$316M secondary equity offering	Wave Life Sciences	Hartwell, Lexington 91K sq.ft. / $5M ABR	$70M secondary equity offering
Revolution Medicines	Seaport, Redwood City 103K sq.ft. / $6M ABR	$265M secondary equity offering	BioAtla	Torreyana, Torrey Pines 43K sq.ft. / $2M ABR	$65M secondary equity offering
Pliant	Edgewater, SSF 33K sq.ft. / $2M ABR	$230M secondary equity offering	Unity Biotechnology	Modular Labs, SSF 63K sq.ft. / $5M ABR	$45M secondary equity offering
Syros	35 CPD, Cambridge 53K sq.ft. / $4M ABR	$130M private placement	Codiak	35 CPD & Hartwell, Boston 87K sq.ft. / $6M ABR	$20M secondary equity offering
Annexon biosciences	The Shore, SSF 66K sq.ft. / $5M ABR	$130M private placement	Benitec Biopharma	Point Eden, Hayward 7K sq.ft. / $0.5M ABR	$18M secondary equity offering
Senda Biosciences	Discovery Park, Cambridge 70K sq.ft. / $6M ABR	$123M series C financing	Avinger	Seaport, Redwood City 20K sq.ft. / $1M ABR	$5M private placement

PEAK tenants have raised over $1.4B since June 2022

Healthpeak Properties

(1) Square footage and Annualized Base Rent (ABR) as of 9/30/2022.

Recent Tenant M&A and Partnerships

Tenant	PEAK Stats(1)	Transaction
GBT	The Cove, SSF 164K sq.ft. / $12M ABR	Acquired by Pfizer for $5.4B
Turning Point Therapeutics	Callan Ridge Dev't, SD 185K sq.ft. / $12M ABR(2)	Acquired by Bristol Myers Squibb for $4.1B
MYOVANT SCIENCES	2000 Sierra Pt, SSF 40K sq.ft. / $2M ABR	To be acquired by Sumitomo Pharma for $2.9B
ARCTURUS therapeutics	Boardwalk, Torrey Pines 43K sq.ft. / $3M ABR	Collaboration agreement with CSL; $200M upfront payment
LogicBio THERAPEUTICS	65 Hayden, Lexington 24K sq.ft. / $2M ABR	To be acquired by AstraZeneca for $68M

Tenant	PEAK Stats(1)	Transaction
zymergen	101 CDP, Cambridge 22K sq. ft. / $1M ABR	Acquired by Ginko Bioworks for ~$300M
zentalis	Boardwalk, Torrey Pines 75K sq.ft. / $5M ABR	Strategic collaboration with Pfizer; $25M equity investment
PACT pharma	Gateway Crossing, SSF 46K sq.ft. / $3M ABR	AmplifyBio to acquire select assets including PACT's lease with PEAK
SURROZEN	The Cove, SSF 33K sq.ft. / $3M ABR	Strategic partnership with Boehringer Ingelheim; $13M upfront payment
voyager THERAPEUTICS	75 Hayden, Lexington 32K sq.ft. / $2M ABR	$10M option payment on previously announced Pfizer collaboration

M&A and partnership activity accelerated in 2H 2022 enhancing PEAK's tenant credit profile

(1) Square footage and Annualized Base Rent (ABR) as of 9/30/2022.
(2) Represents expected future stabilized ABR for the in-process Callan Ridge development in Torrey Pines, which is 100% leased to Turning Point (Bristol Myers).

PEAK Life Science Tenant Overview: Diversified Tenant Base


R&D / University 5%
Medical Device 7%
Office 4%
Tech / Other 1%
Large Cap Biopharma 31%
Annualized Base Rent
Private Biotech 16%
Small Cap Biotech 12%
Mid Cap Biotech 24%

Tenant Summary

- ~200 tenants, with the top 25 representing 50% of annualized base rent (ABR)[1]
- Top 5 tenants are Amgen, J&J, Bristol Myers Squibb, Arcus Biosciences, and Pfizer, collectively comprising 20% of life science ABR
- 73% of ABR from publicly-traded tenants
- ~61% of ABR from post-revenue biotech and other companies / institutions[2]
- ~5% of ABR from pre-clinical biotech tenants[3]
- Minimal exposure to traditional office

PEAK publicly-traded biotech classification criteria (as of 9/30/2022):

- Large Cap Biopharma[4]: market cap > $10B
- Mid Cap: market cap between $10B and $500M
- Small Cap: market cap < $500M

High-quality, diversified tenant base focused in the three core markets of South San Francisco, San Diego, and Boston

(1) Annualized Base Rent (ABR), tenant classification and Top 5 tenants as of 9/30/2022 excluding two assets held for sale and developments, and pro forma for the completed acquisition of Global Blood Therapeutics by Pfizer, the backfill of the Rigel lease to a Large Cap credit tenant, and for development and redevelopment leases. ABR does not include expense recoveries, additional rent in excess of floors, and non-cash revenue adjustments.
(2) Post-revenue defined as having sales from approved products.
(3) Pre-clinical defined as not having started phase 1 of clinical trials (according to public information) and not having a mature stage parent company. Analysis excludes companies that are contract based in nature.
(4) Consists of pharma and public biotechs with market caps greater than $10 billion.

Healthpeak
PROPERTIES

South San Francisco Market Overview

South San Francisco Market Fundamentals

15M Sq. Ft.

<1% Vacancy

Mid-$90s
Asking Rent / sq. ft.

3M Sq. Ft.
Under Construction

1.2M Sq. Ft.
Active Demand

8% Rent CAGR
Last 10 Years

Sources: CBRE, and PEAK Internal as of 11/11/2022.

Healthpeak South San Francisco Portfolio



The Towers
The Shore
6000 Shoreline
Healthpeak
Oyster Point
The Cove
101
Eccles
Oyster Point Blvd.
101
Genentech
A Member of the Roche Group
Vantage (20 acres)
Forbes Rd.
Gateway
Crossing
Nexus on Grand
Modular Labs I & II
East Grand Ave.
Modular Labs IV
Pointe Grand
Edgewater
N
E
W
S

PEAK is the dominant South San Francisco landlord with ~40% market share(1)

(1) Lab market share based on non-owner user lab inventory.

Importance of Scale

"Cluster within a Cluster" strategy creates alignment with our tenant base allowing growth opportunities as milestones are achieved

Tenant	Initial		Current	Top 25 Tenant (1)
Janssen (2)	128K Sq. Ft.	→	330K Sq. Ft.	✓
Arcus Biosciences	20K Sq. Ft.	→	260K Sq. Ft.	✓
GBT (3)	67K Sq. Ft.	→	164K Sq. Ft.	✓
astellas	14K Sq. Ft.	→	154K Sq. Ft.	✓
Denali Therapeutics	38K Sq. Ft.	→	148K Sq. Ft.	✓
MyoKardia (4)	34K Sq. Ft.	→	130K Sq. Ft.	✓
nkarta Therapeutics	7K Sq. Ft.	→	130K Sq. Ft.	✓
Annexon biosciences	12K Sq. Ft.	→	66K Sq. Ft.	

Scale offers PEAK tenants flexibility that one-off owners cannot provide; results in winning more deals from new and existing tenants

(1) Top 25 Tenant classification based on tenant ABR as of 9/30/2022.
(2) Janssen is a wholly owned subsidiary of Johnson & Johnson.
(3) GBT is a wholly owned subsidiary of Pfizer.
(4) MyoKardia is a wholly owned subsidiary of Bristol Myers Squibb.

Campus Update: Vantage

Site Background

- In October 2020, Healthpeak closed on a $128 million off-market transaction of a 12-acre parcel immediately adjacent to the 8-acre Vantage Phase I site
- The acquisition created a 20-acre contiguous site with the scale and flexibility to support a highly amenitized campus in the heart of South San Francisco
- Healthpeak and its Sovereign Wealth Fund joint venture partner reached agreements in mid-2022 to develop Phases II & III of Vantage
  - Closing is subject to final entitlements/density and certain closing conditions, which we expect will be satisfied in the first half of 2023

General Plan Update

- In October 2022, the city of South San Francisco updated its General Plan (GP)
- The updated plan allows for increased density, including the land parcels for Vantage Phases II & III
- Healthpeak filed a formal entitlement application, with potential entitlements expected in the first half of 2023

Vantage Campus Overview


Phase I – in-process
45% pre-leased

Conceptual rendering of full campus build-out at 2.0 FAR across 20 acres

	Prior Zoning	Updated GP	Delta
Potential Dev't Sq. Ft.(1)	850K	1.7M	+850K
Land Costs(2)	$160M	$160M	$ -
PEAK Land Basis per Sq. Ft.(3)	$190	$95	($95)

Updated General Plan creates the opportunity for a 1.7M sq. ft. class A trophy campus; to be built out in multiple phases

Healthpeak PROPERTIES

(1) Subject to future entitlements.
(2) Represents the sum of PEAK's initial investment in the 8-acre site and the purchase price for the additional 12-acre site.
(3) Calculated as total initial land costs divided by potential developable square feet.

Campus Update: Oyster Point

Campus Summary

- 10 buildings totaling 923,000 sq. ft. located along Oyster Point Blvd., benefiting from close proximity to 101 freeway and adjacent to The Cove
- Completed leasing on 537,000 sq. ft. of expirations
  - All leasing executed prior to the coming expirations
- Remaining 386,000 sq. ft. maturing through 2024 with in-place rents at ~$85/sq. ft., in-line with market rents for comparable space
- Campus expected to experience downtime from re-leasing and TI build-outs before stabilizing in 2025 with ~$20M of NOI upside versus 2022

Completed Leases – 537K SF[(1)] Remaining Expirations – 386K SF



333 Oyster Pt. (122K SF)
329 Oyster Pt. (85K SF)
331 Oyster Pt. (129K SF, Exp. Dec '23)
1100 Veterans (103K SF, Exp. Jan '24)
1150 Veterans (88K SF)
1120 Veterans (86K SF, Exp. Jan '24)
1140 Veterans (68K SF, Exp. Dec '22)
The Cove
1130 Veterans (95K SF)
1180 Veterans (73K SF)
1170 Veterans (74K SF)

~60% of expiring square footage is already re-leased, including the majority of space expiring in the next 12 months

(1) Includes one multi-tenant building with in-place long-term leases to large cap tenants with expirations in 2024+.

Campus Update: Pointe Grand

Campus Summary

- 656,000 sq. ft. 11-building campus located on the East Grand Avenue corridor with a mix of stabilized operating assets and redevelopment buildings
- Stabilized operating assets: four buildings wholly owned by Healthpeak totaling 248,000 sq. ft. and 100% leased
- Redevelopment assets: seven buildings totaling 408,000 sq. ft. owned in a 70% (Healthpeak) / 30% (SWF Partner) JV
  - Four buildings totaling 245,000 sq. ft. in active redevelopment
    - 155,000 sq. ft. leased or committed under LOI
  - Remaining three buildings are expected to enter redevelopment as in-place leases expire



JV Buildings
JV Buildings in Redevelopment
Wholly-Owned Stabilized Buildings
170 Harbor Way (71K SF)
169 Harbor Way (52K SF, Exp. Dec '22)
240 E. Grand (61K SF)
260 E. Grand (51K SF, Exp. Dec '22)
270 E. Grand (60K SF, Exp. Nov '23)
220 E. Grand (48K SF)
210 E. Grand (68K SF)
230 E. Grand (112K SF, 49% Under LOI)
256 E. Grand (33K SF)
250 E. Grand (45K SF, 100% Under LOI)
280 E. Grand (55K SF, 100% Pre-Leased)

Four buildings currently in redevelopment; 63% of active redevelopments are leased or committed under LOI

Healthpeak PROPERTIES

Finance Update

Strong 2022 Performance in Challenging Economic Conditions

	Original Guidance (Feb 2022)	Current Guidance (Nov 2022[1])	Midpoint Variance
FFO as Adjusted[2]	$1.68 - $1.74	$1.72 - $1.74	**+ $0.02**
Blended Same-Store Growth[2]	3.25% - 4.75%	4.50% - 5.50%	**+ 100 bps**

(1) As provided on November 1, 2022.
(2) Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the non-GAAP financial measures used in this presentation can be found at http://ir.healthpeak.com/quarterly-results

Significant Earnings Growth Drivers

Life Science Development Earn-In	▪ $1 billion active pipeline is 81% pre-leased; ~$100 million of incremental annual NOI coming on-line in the next three years
Life Science Rent Mark-to-Market	▪ Potential +26% rent mark-to-market opportunity over the next 10+ years; ~$145 million of potential incremental annual NOI based on current rental rates
Life Science Same-Store Growth	▪ 6.1% average annual same-store growth over last three years[(1)]; ~3.2% average in-place lease escalators
MOB Same-Store Growth	▪ 3.1% average annual same-store growth over last three years[(1)]; ~2.8% average in-place lease escalators
CCRC Upside	▪ $20 to $40 million of annual potential NOI upside with recovery to pre-Covid occupancy and normalized expenses

(1) Average three year annual Same-Store growth from 2020 - 2022; 2022 assumes November 2022 Guidance midpoints for cash Same-Store growth of 5.0% in Life Science and 4.0% in MOB. Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the non-GAAP financial measures used in this presentation can be found at http://ir.healthpeak.com/quarterly-results.

Life Science Development Earn-In

Development NOI

Chart not drawn to scale



~$25M
~$100M
~$125M
3Q 2022 NOI Annualized(1)
Future Dev't Earn-In(2)
Projected 2025 NOI(3)

Recently Completed and Active Development: Key Statistics

Project	Status	% Leased	Total Spend	Initial Occupancy	Stabilized Yield[4]
The Shore Phases II & III	Non-stabilized	100%	$433M	4Q21 – 3Q22	6.4%
The Boardwalk	Non-stabilized	100%	$179M	1Q22 – 2Q22	7.0%
Total Non-Stabilized		**100%**	**$612M**		**6.6%**
101 CambridgePark Drive	Active	98%	$176M	4Q22	8.75% - 9.25%
Nexus on Grand	Active	100%	$162M	2Q23	7.25% - 7.75%
Sorrento Gateway	Active	100%	$117M	2Q23	8.25% - 8.75%
Callan Ridge	Active	100%	$140M	3Q23	8.75% - 9.25%
Vantage Phase I	Active	45%	$438M	4Q23	6.50%- 7.00%
Total Active		**81%**	**$1,033M**		**7.50% - 8.00%**
Grand Total		**90%**	**$1,645M**		**7.00% - 7.50%**

Recently completed and active development pipeline is projected to generate ~$100M of incremental annual NOI over the next three years[2]

(1) Reported 3Q 2022 Portfolio Cash (Adjusted) NOI multiplied by 4 from the non-stabilized development projects listed in table on the right-hand side of the page. Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the non-GAAP financial measures used in this presentation can be found at http://ir.healthpeak.com/quarterly-results.
(2) Incremental cash NOI from completion and stabilization of development projects listed in table on the right-hand side of the page and also includes the impact of contractual rent escalators. Net FFO as adjusted earn-in will be lower than cash NOI due to impact from capitalized interest and funding costs.
(3) Projected full-year 2025 cash NOI from all projects listed in table on the right-hand side of the page and also includes impact of contractual rent escalators.
(4) See page 2 for a description of how we calculate stabilized yield. Yields shown in table are rounded to the nearest 0.25% and exclude the impact of contractual escalators and potential promote payment at 101 CambridgePark Drive.

Potential Life Science Rent Mark-to-Market by Year[1]

In-place rent of ~$55/sq. ft. relative to blended market rents of ~$70/sq. ft. represents a 26% mark-to-market

Year	% Sq. Ft. Expiring	Estimated Percent MTM	Potential NOI $ MTM	
2022	2%	14%	$2M	$25M
2023	5%	23%	$6M	
2024	4%	6%	$2M	
2025	11%	31%	$15M	
2026	5%	33%	$8M	$120M
2027	14%	27%	$18M	
2028+	59%	26%	$94M	
Total / Wtd. Avg.	**100%**	**26%**	**$145M**	

Mark-to-market will support NOI and earnings growth for years to come; $25M potential in the next three years and $120M potential in 2026+; lower mark-to-market in near-term due to Amgen lease expirations at market rents and minimal lease roll in Boston and San Diego

(1) Mark-to-Market (MTM) calculated as the difference between in-place rent and current market rents as of 9/30/2022. Analysis presented includes current operating portfolio in the three core markets and excludes future development deliveries. Totals in the tables may not sum due to rounding. Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the non-GAAP financial measures used in this presentation can be found at http://ir.healthpeak.com/quarterly-results.

Strong Same-Store Growth Characteristics Across Segments[1]

Life Science
(~50% of NOI)


4.9%
6.1%
Last 10 Years Avg SS Growth
Last 3 Years Avg SS Growth

Typically +200 bps above ~3.2% average annual escalator due to rent MTM

MOB
(~40% of NOI)


2.7%
3.1%
Last 10 Years Avg SS Growth
Last 3 Years Avg SS Growth

Typically tracks to ~2.8% average annual escalator

CCRC
(~10% of NOI)


82.0%
87.0%
+500 bps of upside
3Q 2022 Occupancy
Stabilized Occupancy

$20-$40M of potential NOI upside with recovery to pre-Covid occupancy and normalized expenses

(1) Segment percentage of NOI based on FY 2022. Averages shown in charts represent 2012 - 2022 and 2020 - 2022 performance; 2022 reflects November 2022 Guidance midpoints for cash Same-Store growth of 5.0% in Life Science and 4.0% in MOB. Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the non-GAAP financial measures used in this presentation can be found at http://ir.healthpeak.com/quarterly-results.

PEAK NOI Growth Opportunity – Next Three Years

$ in millions; chart not drawn to scale



$1,100
$100
$25
$100
$1,325
3Q 2022 NOI Annualized(1)
Life Science Dev't Earn-in(2)
Life Science Next 3-Year Lease MTM(3)
LS & MOB Rent Escalators, & CCRC Upside(4)
Total PEAK Opportunity

Potential for ~$225M of incremental annual NOI from in-process developments and portfolio NOI growth by YE 2025

(1) Reported 3Q 2022 Portfolio Cash (Adjusted) NOI multiplied by 4.
(2) See page 24 for description of Life Science development earn-in.
(3) See page 25 for description of Life Science rent mark-to-market (MTM).
(4) For Life Science, assumes 3.2% contractual escalators using the midpoint of 2022 FY SS LS pool ($424M); for MOB, assumes 2.8% contractual escalators using the midpoint of 2022 FY SS pool ($359M); see page 23 for description of CCRC upside.

Fortress Balance Sheet

Debt Metrics (9/30/22)

Baa1 / BBB+ / BBB+
Investment Grade Ratings (Moody's / S&P / Fitch)

6.4 Years
Weighted Avg. Bond Maturity

5.3x
Net Debt / Adj EBITDAre(1)

32.9%
Net Debt / Enterprise Value(1)(2)

$2.4B
Available Liquidity(1)(3)

No Bond Maturities
Until 2025

Liquidity and Floating Rate Debt Tracker



$ in millions
$3,000
$0
Bank Line of Credit (LOC)
$1,400 LOC availability
$1,600
($1,075)
$525
+$775
$1,700 LOC availability
$1,300
9/30 Actual
Term Loan + Equity Forwards + HFS + FRD Seller Financing(3)(4)
9/30 Pro Forma
Remaining Dev / Redev Funding(5)
Pro Forma
Floating Rate Debt %
24%
~10%
~20%

$3B LOC and no bond maturities until 2025 provides ample liquidity to fund our active development and redevelopment projects

(1) Net Debt and annualized adj EBITDAre as of as of 9/30/22. Pro forma to include net proceeds from the future settlement of shares sold under equity forward contracts during the third quarter of 2021. Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the non-GAAP financial measures used in this presentation can be found at http://ir.healthpeak.com/quarterly-results.
(2) Enterprise value defined as Total Market Equity plus Net Debt. See 3Q 2022 Discussion and Reconciliation of Non-GAAP Financial Measures for additional detail at http://ir.healthpeak.com/quarterly-results.
(3) In October 2022, Healthpeak drew down a $500 million term loan and used proceeds to repay commercial paper.
(4) Healthpeak executed forward-starting swaps to fix the interest rate of the term loan at a blended contractual rate of 3.5%. Assumes ~$310M of net proceeds from the future settlement of shares sold under equity forward contracts during the third quarter of 2021 are used to repay LOC/commercial paper. Represents $115M of projected sales proceeds from assets held for sale as of 9/30/2022 and ~$150M of floating rate seller financing loan receivables as of 9/30/2022.
(5) Represents cost to complete for active development ($527M) and redevelopment ($244M) projects as of 9/30/2022, and assumes funding on line of credit.

Healthpeak®

PROPERTIES

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